115 Mount Grace Road
                                     Potters Bar
                                    Herts EN6 1QY


          The Board of Directors
          Management Technologies, Inc.
          630 Third Avenue
          New York
          NY  10017
          United States of America

          By fax and by mail.

          for the attention of Mr. Peter Svennilson
          Chairman

          Gentlemen,

          It is my best belief that, the latest planned investment by the Richbell Group having become materially less likely to take place, the MTi subsidiaries in the UK are trading without reasonable certainty that there will be funds available to meet their obligations as they fall due. I understand that the Board was so advised last night by Keith Williams and Stefan Weber. My understanding is that these circumstances constitute wrongful trading under UK law.

          I am convinced that the Group cannot survive without immediate substantial injections of working capital and I have no confidence that such sums will be forthcoming. Despite the terms of Mr. Svennilson's recent letter to me, I have received no information from the Board as to the progress of funding initiatives.

          I have to assume that the Board does not wish me to have such information and under those circumstances, my position as Chief Financial Officer and as manager of the Company becomes untenable.

          This letter is therefore my immediate formal resignation from all positions I hold with Management Technologies, Inc. and all its subsidiaries. Under the terms of my contract with the Company I have to give three months notice of termination of my contract. This letter constitutes such notice.

          Yours faithfully,


          /s/ Nigel Cole